*AB 3/5

[redacted]

13013046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amundi Distributors USA, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of Americas 38th Floor.
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Pearse 212-603-5062.
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

3 Bermudiana Road (Address) Hamilton (City) Bermuda (State) HM11 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Mary Pearse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amundi Distributors USA, LLC, as of February 14, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MILAGROS L. CRUZ
Notary Public, State of New York
No. 01CR6247124
Qualified in Kings County
Commission Expires August 22, 2015

M Pearse
Signature

Financial and Operations Principal
Title

Milagros Cruz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION

Amundi Distributors USA, LLC
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young Ltd.

ERNST & YOUNG

AUDITED STATEMENT OF FINANCIAL CONDITION

Amundi Distributors USA, LLC
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Amundi Distributors USA, LLC

Audited Statement of Financial Condition

Year Ended December 31, 2012

Contents

ERNST & YOUNG

Ernst & Young Ltd.
#3 Bermudiana Road
Hamilton HM08, Bermuda
P.O. Box HM 463
Hamilton, HM BX, Bermuda

Direct: +1 441 295 7000
Direct Fax: +1 441 295 5193
www.ey.com/bermuda

Report of Independent Registered Public Accounting Firm

The Managing Member
Amundi Distributors USA, LLC

We have audited the accompanying statement of financial condition of Amundi Distributors USA, LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation, and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amundi Distributors USA, LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Ltd.

February 14, 2013

Amundi Distributors USA, LLC

Statement of Financial Condition
(Expressed in United States Dollars)

December 31, 2012

Assets		
Current assets		
Cash	$	1,345,295
Accounts receivable from affiliates		7,058
Prepaid expenses		13,629
Miscellaneous receivables		16,017
Total current assets		1,381,999
Total assets	$	1,381,999
Liabilities and member's equity		
Liabilities		
Current liabilities		
Payable to affiliates	$	36,026
Accounts payable		435,415
Total current liabilities		471,441
Total liabilities		471,441
Member's equity		
Member's capital		3,500,100
Deficit		(2,589,542)
Total member's equity		910,558
Total liabilities and member's equity	$	1,381,999

See accompanying notes which are an integral part of the Statement of Financial Condition.

(Expressed in United States Dollars)

1. Organization

Amundi Distributors, Inc. (the "Company") is a registered broker-dealer incorporated and formed in the state of Delaware on August 25, 2009. The Company was registered with the Securities and Exchange Commission (the "SEC") on November 29, 2010, and the Financial Industry Regulatory Authority ("FINRA") on November 29, 2010, and commenced operations on November 29, 2010. On April 1, 2012, the Company converted from a Delaware corporation to a Delaware limited liability company and was renamed Amundi Distributors USA, LLC.

The Company is a wholly owned subsidiary of Amundi USA Inc. ("USA Inc"), formerly known as European Partners in Emerging Markets Inc. ("EPEM"), a registered Delaware based corporation.

Nature of Business

The Company provides its clients and counterparties with services in connection with securities transactions. It engages in the private placements of investment funds sponsored by various affiliated entities primarily to US and foreign institutional investors. The Company will provide these services to primarily institutional clients who are Accredited Investors within the meaning of Regulation D under the Securities Act of 1933, as amended (the Securities Act) or Qualified Institutional Buyers as defined in Rule 144A under the Securities Act, and who may also be Qualified Purchasers within the meaning of Section 3(c)(7) of the Investment Company Act of 1940, as amended. It markets funds managed by related parties and does not act as a market maker nor hold customer accounts. It receives a portion of the fees received from the related parties through a transfer pricing agreement.

2. Significant Accounting Policies

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

The following paragraphs describe the significant accounting policies of the Company.

Use of Estimates

The preparation of Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, and expenses, and related disclosures. Actual results could differ from these estimates and assumptions.

Currency Translation

Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Statement of Financial Condition date. Income and expenses denominated in foreign currency incurred throughout the year are translated at the time the income or expense is recorded. Any foreign currency gain or loss incurred due to a change in currency valuations are recorded based on the current exchange rates.

Fair Value Option for Financial Assets and Financial Liabilities

ASC 825, Financial Instruments, permits entities to choose to measure many financial instruments and certain other items at fair value. The company does not hold any financial instruments subject to fair value measurements.

Revenues

Revenues derived from fees received by related parties are recorded when services are rendered and in accordance with the applicable transfer pricing agreements in effect between the related parties.

2. Significant Accounting Policies (continued)

Expenses

Expenses are accounted for on an accrual basis.

Taxation

The Company was responsible for filing its own short year corporate tax returns for the period January 1, 2012 through March 31, 2012. As of April 1, 2012, the Company is considered a disregarded entity for tax purposes, and its activity is reported on the federal, state, and local tax returns of USA Inc.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2012, the Company did not have any unrecognized tax liabilities.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in the year.

Cash and Cash Equivalents

Cash represents funds deposited with a financial institution that can be withdrawn without restriction. All cash is on deposit with a major money center bank.

(Expressed in United States Dollars)

3. Related-Party Transactions

The Company is part of a Transfer Pricing Agreement which outlines how the Company and related parties are to apportion revenues received. The Company currently receives a percentage of management fees received from related parties for investments that they service and/or maintain client relationships with. Total receivables as at December 31, 2012, attributable to this Transfer Pricing Agreement is $7,058 and payables as at December 31, 2012, is $36,026, which represents an overpayment of fee revenues.

In the normal course of business, the Company engages in various transactions with affiliated companies. These transactions include, but are not limited to, administrative services, employee benefits and payroll administration, office expenses, office space rental, IT, and telephone service. The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice.

On November 29, 2010, the Company entered into an Expense Sharing Agreement with Amundi Investment Advisors USA, Inc. ("IA USA") a wholly owned subsidiary of USA Inc. On April 1, 2012, IA USA merged with, and into Amundi Alternative Investments, LLC with Amundi Alternative Investments, LLC remaining as the surviving entity. The company was renamed Amundi Investments USA, LLC ("Investments USA") and is a wholly owned subsidiary of USA Inc.

Under the terms of the Expense Sharing Agreement, Investments USA procures the use of office space and makes available its personnel and resources. For the six month period ending June 30, 2012, it was determined that only expenses directly allocated to or paid on behalf of the Company shall be reimbursed. On July 1, 2012, the Expense Sharing Agreement with Investments USA was amended. Under the terms of the amended Expense Sharing Agreement the Company is charged the rent for the office space based on the monthly rent paid by Investments USA, and is allocated each month on a pro rata headcount basis and, is charged a fixed monthly amount of $20,990 for shared staff costs/general offices expenses.

(Expressed in United States Dollars)

3. Related-Party Transactions (continued)

The Company has a General Services Agreement with Credit Agricole America Services, Inc, (CAASI) a New York Corporation, for payroll and human resources administration services. CAASI also pays some benefit expenses on behalf of the Company and its employees for which the Company reimburses CAASI.

The Company monitors and maintains records of shared expenses in line with SEC Rule 17a-3(a)(1) and 17a-3(a)(2).

The following amounts related to transactions with affiliates are included in the accompanying Statement of Financial Condition:

	2012
Assets	
Amundi Investments USA LLC	$ 7,058
Receivables from affiliates	$ 7,058
Liabilities	
Amundi Luxembourg	$ 36,026
Payable to affiliates	$ 36,026

Included in miscellaneous receivable is an amount of $15,745 due from employees of the Company, all of which was collected on January 30, 2013.

(Expressed in United States Dollars)

4. Common Stock

Up to April 1, 2012, the Company had 1,000 authorized shares of voting, non-convertible common stock at a par value of $0.01 per share. 890 shares were subscribed but not issued at a total par value of $9. 100% of issued shares were held by USA Inc. On April 1, 2012, the Company converted to a Limited Liability Company with 100% of the Member's Equity being held by USA Inc. On July 1, 2012, USA Inc contributed an additional $1,500,100 of member's equity in the Company.

5. Net Capital Requirements

As a registered broker-dealer and member firm of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1. The Company has elected to use the basic calculation method, permitted by the Uniform Net Capital rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as defined.

As of December 31, 2012, the Company's net capital under the Uniform Net Capital rule 15c3-1 was $873,854. The amount in excess of the minimum amount required by the Uniform Net Capital Rule 15c3-1 was $842,425.

6. Subsequent Events

Management has assessed subsequent events through February 14, 2013, the date which the financial statements were available for issue. Management has determined that there are no material events that require disclosure in the financial statements other than listed below.

The Company has applied for registration as an Introducing Broker with the CFTC and is awaiting notification of approval from the NFA.

Ernst & Young

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